                                                                  EXHIBIT (A)(8)

ANSALDO TRASPORTI S.P.A.

                                                       Contact: Giuseppe Gallini
                                                          Phone: 39-081-243-2236
                                                            Fax: 39-081-243-2699

                      ANSALDO TRASPORTI INCREASES PROPOSED
                     TENDER OFFER PRICE TO $4.05 PER SHARE

     FEBRUARY 7, 2000 (ROME, ITALY)--Ansaldo Trasporti S.p.A. announced today that it has increased the price per share to be paid pursuant to its proposed cash tender offer for the remaining 18.3% of outstanding common shares of Ansaldo Signal N.V. (NASDAQ: ASIGF) currently held by public shareholders to $4.05.

     The action was taken by the Board of Ansaldo Trasporti today after representatives of the Company negotiated the terms and conditions of the offer with the Independent Committee of the Supervisory Board of Ansaldo Signal.

     As previously announced, the offer will be launched subject to its affirmative recommendation to the public shareholders of Ansaldo Signal by its Managing Board, Supervisory Board and the Independent Committee appointed by the Supervisory Board. The offer is not conditioned on obtaining financing or on a minimum number of shares being tendered. Upon completion of the tender, it is anticipated that the shares of Ansaldo Signal will no longer be listed on the NASDAQ National Market.

     This proposed transaction has a total value of approximately
US$15.1 million.

     No assurance can be given with respect to whether any transaction will occur. Ansaldo Trasporti does not intend to disclose any details of any discussions relating to the transaction pending their outcome.

     Ansaldo Trasporti S.p.A., an Italian corporation and a majority-owned subsidiary of Finmeccanica S.p.A., is a manufacturing company engaged in the design, manufacture and sale of freight and light rail cars and systems. It presently owns 81.7% of the outstanding shares of Ansaldo Signal. Ansaldo Signal offers signaling automation and control systems, products, services and maintenance to rail-based customers around the world. Based in Schiphol, The Netherlands, Ansaldo Signal was formed in November 1996 to combine the railway signaling and automation business investments of Ansaldo Trasporti.

     This press release contains forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Act of 1934. These forward-looking statements are subject to uncertainties that could cause actual events to differ from those in the statements, including, without limitation, a change in the business plan of Ansaldo Trasporti S.p.A., the outcome of negotiations with Ansaldo Signal N.V., or adverse business, regulatory or economic developments.

     Holders of the Common Shares of Ansaldo Signal N.V. should read the Offer to Purchase that will be disseminated by Ansaldo Trasporti S.p.A. upon commencement of the cash tender offer. Ansaldo Trasporti will file the Offer to Purchase with the Securities and Exchange Commission at that time. The Offer to Purchase and other filed documents relating to the tender offer will be available from the Public Reference Room of the Commission, subject to a copying fee. The Commission's address is 450 5th St., N.W. Washington, D.C. 20549. The telephone number of the Public Reference Room is (202) 942-8090. Copies of the materials will also be available directly from Ansaldo Trasporti by calling 011-39-081-243-2236 or writing to Ansaldo Trasporti S.p.A., Via Nuova delle Brecce 260, 80147 Naples, Italy.

                                       1